                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                             (Amendment No. ___) (1)


                                PRICESMART, INC.
  ----------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    741511109
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                 JAMES F. CAHILL
                         SAN DIEGO REVITALIZATION CORP.
                         7979 IVANHOE AVENUE, SUITE 520
                           LA JOLLA, CALIFORNIA 92037
                            TELEPHONE (858) 551-2303
  ----------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 APRIL 25, 2003
  ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 pages)

  ----------------------------------------------------------------------------

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
         NAME OF REPORTING PERSONS
1        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         San Diego Revitalization Corp.
         33-0898712
--------------------------------------------------------------------------------
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                                   (a) [_]
                                                                    (b) [X]
--------------------------------------------------------------------------------
         SEC USE ONLY
3
--------------------------------------------------------------------------------
         SOURCE OF FUNDS
4
         WC
--------------------------------------------------------------------------------
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                 [_]

--------------------------------------------------------------------------------
         CITIZENSHIP OR PLACE OF ORGANIZATION
6
         California
--------------------------------------------------------------------------------
                                            SOLE VOTING POWER
          NUMBER OF                 7
                                            633,712 (see Item 5)
           SHARES                   --------------------------------------------
                                            SHARED VOTING POWER
        BENEFICIALLY                8

          OWNED BY                  --------------------------------------------
                                            SOLE DISPOSITIVE POWER
       EACH REPORTING               9
                                            633,712 (see Item 5)
           PERSON                   --------------------------------------------
                                            SHARED DISPOSITIVE POWER
            WITH                    10

--------------------------------------------------------------------------------
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
         633,712 (see Item 5)
--------------------------------------------------------------------------------
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
         [_]
--------------------------------------------------------------------------------
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
         9.2% (see Item 5)
--------------------------------------------------------------------------------
         TYPE OF REPORTING PERSON*
14
         OO - Nonprofit Corporation
--------------------------------------------------------------------------------

CUSIP NO. 741511109                SCHEDULE 13D               PAGE 3 OF 11 PAGES

           This statement on Schedule 13D is filed by San Diego Revitalization Corp., a California nonprofit corporation, and relates to the common stock, par value $0.0001 of PriceSmart, Inc., a Delaware corporation.


ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.0001 of PriceSmart, Inc. ("Common Stock"), a Delaware corporation ("PriceSmart").

     The address of the principal executive offices of PriceSmart is 4649 Morena Boulevard, San Diego, California 92117.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a), (f) This statement on Schedule 13D is filed by San Diego Revitalization Corp., a California nonprofit corporation ("SDRC").

                   The directors and executive officers of SDRC (collectively, the "SDRC Directors and Officers"), each of whom is a citizen of the United States, are as follows:

                       Sol Price          Director, Chairman of the Board, and
                                          President
                       Robert E. Price    Director and Executive Vice President
                       James F. Cahill    Director and Executive Vice President
                       Jack McGrory       Director and Executive Vice President
                       Allison Price      Director
                       Murray Galinson    Director
                       William Gorham     Director
                       Kathy Hillan       Treasurer
                       Joseph R. Satz     Secretary

                   Each of the SDRC Directors and Officers disclaims membership in a group with SDRC, and SDRC disclaims membership in a group with any of the SDRC Directors and Officers.

         (b) The principal executive office of SDRC and the principal business address of each of the SDRC Directors and Officers is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037.

         (c) The principal business of SDRC is to purchase, develop, and rehabilitate real estate in the community of City Heights, San Diego, California, in furtherance of its goals of, among other things, combating community deterioration, providing low income and decent affordable housing, and reducing crime through housing improvements, in the City Heights neighborhood.

                   The principal occupation of each of Mr. S. Price and Mr. R. Price is self-employed investor and manager of The Price Group LLC, a California limited liability company ("Price Group"). The principal occupation of each of Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan is manager of Price Group. The principal occupation of Mr. Gorham is self-employed investor. Ms. A. Price is not presently employed.

         (d)-(e) During the last five years, neither SDRC nor any of the SDRC Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 4 OF 11 PAGES

                   future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION

     On April 25, 2003, SDRC purchased from the Price Family Charitable Trust ("PFCT") 619,046 shares of Common Stock at the purchase price of $16.12 per share. In satisfaction of the purchase price for such purchase, SDRC (i) paid $950,000 in cash to PFCT and (ii) executed a promissory note, in favor of PFCT, with a principal amount of $9,029,021.52 (the "Promissory Note").

     In addition, on April 25, 2003, SDRC purchased from PFCT 550 shares of the 8% Series A Cumulative Convertible Redeemable Preferred Stock of PriceSmart ("Series A Preferred Stock") at a purchase price of $1,000 per share. In satisfaction of the purchase price for such purchase, SDRC paid $550,000 in cash to PFCT.

     Interest accrues on the Promissory Note at 4% per annum. Pursuant to a Pledge and Security Agreement, dated April 24, 2003 (the "Pledge and Security Agreement"), SDRC has granted to PFCT a security interest in both the 619,046 shares of Common Stock and the 550 shares of Series A Preferred Stock purchased by SDRC, in each case, to secure SDRC's obligations under the Promissory Note. In the event of a default by SDRC with respect to the Promissory Note, PFCT may exercise its remedies as a secured party with respect to the pledged shares. The foregoing description of the Promissory Note and the Pledge and Security Agreement is qualified in its entirety by reference to such documents, which are filed as Exhibit 1 and Exhibit 2, respectively, to this Schedule 13D. Both such documents are incorporated herein in their entirety by reference in response to this Item 3.

     The Series A Preferred Stock is (i) convertible at the option of the holder at any time, or automatically on January 17, 2012, into shares of Common Stock at a conversion price of $37.50 per share, subject to customary antidilution adjustments, (ii) accrues a cumulative preferential dividend at an annual rate of 8%, payable quarterly in cash, and (iii) may be redeemed by PriceSmart at any time on or after January 17, 2007. PriceSmart is required to register with the Securities and Exchange Commission the shares of Common Stock issuable upon conversion of the Series A Preferred Stock. Accordingly, the 550 shares of Series A Preferred Stock purchased by SDRC are currently convertible into approximately 14,666 shares of Common Stock.

     The foregoing description of the terms of the Series A Preferred Stock is qualified in its entirety by reference to the Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated January 15, 2002, which is incorporated herein in its entirety by reference in response to this Item 3 and as Exhibit 3 to this Schedule 13D.

     All cash paid by SDRC to PFCT in connection with the foregoing purchases were funded by working capital of SDRC.


ITEM 4.  PURPOSE OF TRANSACTION.

     The information set forth above in Item 3 is incorporated herein by reference. All shares of Common Stock and Series A Preferred Stock held by SDRC are held for investment purposes only.

     While SDRC does not have any present plans to purchase additional shares of Common Stock or other securities of the Company, or to sell any of the shares

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CUSIP NO. 741511109                SCHEDULE 13D               PAGE 5 OF 11 PAGES

     of Common Stock or other securities of the Company held by it, it may determine to make such purchases or sales, from time to time, in the open market or otherwise, depending upon price, market conditions, availability of or need for funds, evaluation of alternative investments, and other factors.

     Other than as set forth in this Schedule 13D, SDRC does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of PriceSmart or the disposition of securities of PriceSmart; (b) an extraordinary corporate transaction involving PriceSmart or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of PriceSmart or any of its subsidiaries; (d) any change in the present board of directors or management of PriceSmart;
     (e) any material change in the present capitalization or dividend policy of PriceSmart; (f) any other material change in PriceSmart's business or corporate structure; (g) changes in PriceSmart's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of PriceSmart by any person; (h) causing a class of securities of PriceSmart to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of PriceSmart becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any other similar action.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) SDRC presently beneficially owns 633,712 shares of Common Stock, representing approximately 9.2% of the issued and outstanding Common Stock.(2) These 633,712 shares include 14,666 shares of Common Stock issuable upon conversion of the 550 shares of Series A Preferred Stock beneficially owned by SDRC. Of these 633,712 shares, SDRC has sole voting and dispositive power over all 633,712 shares and shared voting and dispositive power over none.

                    SDRC Directors and Officers may be deemed to beneficially own, in the aggregate, 2,466,865 shares of Common Stock, representing approximately 35.9% of the issued and outstanding Common Stock.(3) These 2,466,865 shares include
                    (i) 43,998 shares of Common Stock issuable upon conversion of the 1,650 shares of Series A Preferred Stock that may be deemed to be beneficially owned by one or more of the SDRC Directors and Officers and (ii) 8,100 shares of Common Stock issuable upon the exercise of options that may be deemed to be beneficially owned by one or more of the SDRC Directors and Officers.

                    The beneficial ownership of shares of Common Stock by each of the SDRC Directors and Officers is as follows:(4)

------------------------------------
         (2) Calculation of percentage ownership of Common Stock is based on approximately 6,871,913 shares estimated to be issued and outstanding as of March 31, 2003, as reported in the Quarterly Report on Form 10-Q filed by PriceSmart with the Securities and Exchange Commission (the "SEC") on April 14, 2003.

         (3) These 2,466,865 shares include the 633,712 shares of Common Stock beneficially owned by SDRC. Shares that may be deemed to be beneficially owned by more than one of the SDRC Directors and Officers were not double-counted in arriving at the 2,466,865 figure.

         (4) Shares of Common Stock disclosed for each of the SDRC Directors and Officers include shares that may be deemed to be beneficially owned by more than one person. Specifically, the shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Gorham, Mr. Satz, and Ms. Hillan all include the 633,712 shares of Common Stock beneficially owned by SDRC and 929,048 shares of Common Stock beneficially owned by the Price Family Charitable Fund, a private foundation

CUSIP NO. 741511109                SCHEDULE 13D               PAGE 6 OF 11 PAGES


                    Mr. S. Price may be deemed to beneficially own 1,781,597 shares of Common Stock, representing approximately 25.9% of the issued and outstanding Common Stock. These 1,781,597 shares include 43,998 shares of Common Stock issuable upon conversion of the 1,650 shares of Series A Preferred Stock that Mr. S. Price may be deemed to beneficially own. Of these 1,781,597 shares, Mr. S. Price may be deemed to have sole voting and dispositive power over 53,260 shares and shared voting and dispositive power over 1,728,337 shares.

                    Mr. R. Price may be deemed to beneficially own 2,347,262 shares, representing approximately 34.2% of the issued and outstanding Common Stock. These 2,347,262 shares include 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Mr. R. Price may be deemed to beneficially own. Of these 2,347,262 shares, Mr. R. Price may be deemed to have sole voting and dispositive power over 212 shares and shared voting and dispositive power over 2,347,050 shares. Ms. A Price is the wife of Mr. R. Price. To the extent that she may be deemed to beneficially own any shares, those shares are included in the shares reported that may be deemed to be beneficially owned by Mr. R. Price.

                    Mr. Cahill may be deemed to beneficially own 1,785,280 shares, representing approximately 26.0% of the issued and outstanding Common Stock. These 1,785,280 shares include (i) 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Mr. Cahill may be deemed to beneficially own and (ii) 3,700 shares of Common Stock issuable upon exercise of options that Mr. Cahill may be deemed to beneficially own. Of these 1,785,280 shares, Mr. Cahill may be deemed to have sole voting and dispositive power over 7,575 shares and shared voting and dispositive power over 1,777,705 shares.

                    Mr. McGrory may be deemed to beneficially own 1,730,537 shares, representing approximately 25.2% of the issued and outstanding Common Stock. These 1,730,537 shares include (i) 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Mr. McGrory may be deemed to beneficially own and (ii) 2,200 shares of Common Stock issuable upon exercise of options that Mr. McGrory may be deemed to beneficially own. Of these 1,730,537 shares, Mr. McGrory may be deemed to have sole voting and dispositive power over 2,200 shares and shared voting and dispositive power over 1,728,337 shares.

                    Mr. Galinson may be deemed to beneficially own 1,735,537 shares, representing approximately 25.3% of the issued and outstanding Common Stock. These 1,735,537 shares include (i) 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Mr. Galinson may be deemed to beneficially own and (ii) 2,200 shares of Common Stock issuable upon exercise of options that Mr. Galinson
--------------------------------------------------------------------------------
("PFCF"), an entity for which each of them serves as a director and/or officer. The shares disclosed for each of Mr. S. Price, Mr. R. Price, Mr. Cahill, Mr. McGrory, Mr. Galinson, Mr. Satz, and Ms. Hillan also all include 165,577 shares of Common Stock beneficially owned by Price Group.

         Disclosure of shares with respect to any of the SDRC Directors and Officers should not be construed as any admission of beneficial ownership of such shares.

CUSIP NO. 741511109                SCHEDULE 13D               PAGE 7 OF 11 PAGES

                    may be deemed to beneficially own. Of these 1,735,537 shares, Mr. Galinson may be deemed to have sole voting and dispositive power over 2,200 shares and shared voting and dispositive power over 1,733,337 shares.

                    Mr. Gorham may be deemed to beneficially own 1,562,760 shares, representing approximately 22.7% of the issued and outstanding Common Stock. These 1,562,760 shares include 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Mr. Gorham may be deemed to beneficially own. Of these 1,562,760 shares, Mr. Gorham may be deemed to have sole voting and dispositive power over no shares and shared voting and dispositive power over all 1,562,760 shares.

                    Mr. Satz may be deemed to beneficially own 1,728,337 shares, representing approximately 25.2% of the issued and outstanding Common Stock. These 1,728,337 shares include 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Mr. Satz may be deemed to beneficially own. Of these 1,728,337 shares, Mr. Satz may be deemed to have sole voting and dispositive power over no shares and shared voting and dispositive power over all 1,728,337 shares.

                    Ms. Hillan may be deemed to beneficially own 1,728,337 shares, representing approximately 25.2% of the issued and outstanding Common Stock. These 1,728,337 shares include 29,332 shares of Common Stock issuable upon conversion of the 1,100 shares of Series A Preferred Stock that Ms. Hillan may be deemed to beneficially own. Of these 1,728,337 shares, Ms. Hillan may be deemed to have sole voting and dispositive power over no shares and shared voting and dispositive power over all 1,728,337 shares.

          The information set forth above in Item 2 is incorporated herein by reference. Except as set forth below, to the extent that any of the SDRC Directors and Officers shares the power to vote or dispose of any of the shares disclosed above, such power is shared only with one or more of the SDRC Directors and Officers. The exceptions are as follows:

                    Helen Price, the wife of Mr. S. Price, is a director of PFCF. Accordingly, to the extent that any of the SDRC Directors and Officers may be deemed to beneficially own any shares held by PFCF, such person shares the power to vote or dispose of such shares not only with each of the other SDRC Directors and Officers but also with Ms. H. Price. Ms. H. Price is not presently employed. To the extent that Ms. H. Price may be deemed to beneficially own any shares, those shares are included in the shares reported as may be deemed to be beneficially owned by Mr. S. Price.

                    Mr. Cahill shares voting and dispositive power over 5,210 shares with Ben Price, 3,910 shares with Jonas Price, and 40,248 shares with each of Elliot Feuerstein and Ed Spring. Mr. B. Price and Mr. J. Price are each self-employed. Mr. Feuerstein is a property manager. Mr. Spring is an attorney.

                    Mr. Galinson shares voting and dispositive power over 5,000 shares with his wife, Elaine Galinson. Ms. Galinson is not presently employed.

CUSIP NO. 741511109                SCHEDULE 13D               PAGE 8 OF 11 PAGES

                    The principal business address of each of Ms. H. Price, Mr.
                    B. Price, Mr. J. Price and Ms. Galinson is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California 92037. The principal business address of Mr. Feuerstein is 8294 Mira Mesa Boulevard, San Diego, California 92126. The principal business address of Mr. Spring is 10900 N.E. 4th Street, Suite 850, Bellevue, Washington 98004.

                    None of Ms. H. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein, Mr. Spring and Ms. Galinson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

                    Each of Ms. H. Price, Mr. B. Price, Mr. J. Price, Mr. Feuerstein, Mr. Spring and Ms. Galinson is a citizen of the United States.

     (c) The information set forth above in Item 3 is incorporated herein by reference.

     (d)         Not applicable.

     (e)         Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth above in Item 3 is incorporated herein by reference.

     In addition, Grupo Gigante, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Gigante"), entered into a Right of First Refusal Agreement dated as of January 15, 2002 (the "Right of First Refusal Agreement") with Mr. R. Price, Mr. S. Price, PFCF, Price Group, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, PFCT, and the Sol and Helen Price Trust (each a "Price Entity," and collectively, the "Price Entities"). The right of first refusal granted thereunder has since terminated. However, under the Right of First Refusal Agreement, the Price Entities agreed to vote their Common Stock in favor of the election of Gigante's designee to the PriceSmart board of directors until January 22, 2004 or until PriceSmart is no longer required to nominate such designee pursuant to the Series A Preferred Stock and Warrant Purchase Agreement entered into on January 15, 2002 between PriceSmart and Gigante, whichever occurs first. The foregoing summary of the Right of First Refusal Agreement is qualified in its entirety by reference to the Right of First Refusal Agreement, which is hereby incorporated herein in its entirety in response to this Item 6 and as
     Exhibit 4 to this Schedule 13D.


ITEM 7.  EXHIBITS.

     Exhibit 1 Non-Recourse Promissory Note, dated April 24, 2003, made by San Diego Revitalization Corporation in favor of Price Family Charitable Trust.

     Exhibit 2 Pledge and Security Agreement, dated April 24, 2003, by and between San Diego Revitalization Corporation and Price Family Charitable Trust.

     Exhibit 3 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and

CUSIP NO. 741511109                SCHEDULE 13D               PAGE 9 OF 11 PAGES

                  Qualifications, Limitations and Restrictions Thereof, dated January 15, 2002 (incorporated herein by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002).

     Exhibit 4 Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price
                  Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002 (incorporated herein by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002).

CUSIP NO. 741511109                SCHEDULE 13D              PAGE 10 OF 11 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:  May 5, 2003


                                         SAN DIEGO REVITALIZATION CORP.


                                         /s/ James F. Cahill
                                         ---------------------------------------
                                         By: James F. Cahill
                                         Title: Executive Vice President

CUSIP NO. 741511109                SCHEDULE 13D              PAGE 11 OF 11 PAGES

                                  EXHIBIT INDEX

     EXHIBIT NO.   DESCRIPTION
     -----------   -----------

     Exhibit 1 Non-Recourse Promissory Note, dated April 24, 2003, made by San Diego Revitalization Corporation in favor of Price Family Charitable Trust.

     Exhibit 2 Pledge and Security Agreement, dated April 24, 2003, by and between San Diego Revitalization Corporation and Price Family Charitable Trust.

     Exhibit 3 Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A Cumulative Convertible Redeemable Preferred Stock and Qualifications, Limitations and Restrictions Thereof, dated January 15, 2002 (incorporated herein by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002).

     Exhibit 4 Right of First Refusal Agreement by and among Grupo Gigante, S.A. de C.V. and Robert E. Price, Sol Price, The Price Family Charitable Fund, The Price Group LLC, the Robert and Allison Price Trust, the Robert & Allison Price Charitable Remainder Trust, the Price Family Charitable Trust and the Sol and Helen Price Trust dated as of January 15, 2002 (incorporated herein by reference to PriceSmart's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 24, 2002).